                                                           Exhibit 3(c)


Section 1.03 of the Restated By-Laws of Sotheby's Holdings, Inc., as amended through February 18, 1997, is deleted in its entirety and replaced with the following:

SECTION 1.03. SPECIAL MEETINGS.

    A special meeting of the shareholders may be called at any time and for any purpose or purposes upon written direction of the Chairman of the Board or the President, or pursuant to a resolution of the Board of Directors, or upon written request by a shareholder or shareholders holding of record at least twenty-five percent (25%) of the total of the combined voting power of all outstanding shares (including the Class A Limited Voting Common Stock and Class B Common Stock) of the corporation.